EXHIBIT 17



                              JOINT FILING AGREEMENT

                    Hoechst Corporation and H Pharma Acquisition Corp. (hereinafter collectively referred to as the "Filing Persons") each hereby agrees to file jointly a Statement on
          Schedule 13D ("Schedule 13D") and any amendments thereto relating to the Common Stock, par value $0.10 per share, of Marion Merrell Dow Inc., a Delaware corporation, as permitted by Rule 13d-1 of the Securities Exchange Act of 1934, as amended. Each of the Filing Persons agrees that information set forth in such Schedule 13D and any amendments thereto with respect to such person will be true, complete and correct as of the date of such Schedule 13D or such amendment to the best of such Filing Person's knowledge and belief after reasonable inquiry. Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in such Schedule 13D and any amendments thereto with respect to the other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Person if any of the information set forth in such Schedule 13D shall be or become inaccurate in any material respect or if it learns of information which would require an amendment to such Schedule 13D.

                    IN WITNESS WHEREOF, the parties hereto have set forth their hand as of the 11th day of May, 1995.

                                        HOECHST CORPORATION

                                        By:  /s/ Harry R. Benz
                                             Name:  Harry R. Benz
                                             Title: Treasurer

                                        H PHARMA ACQUISITION CORP.

                                        By:  /s/ David A. Jenkins
                                             Name:  David A. Jenkins
                                             Title: Vice President